UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              Amendment Number 1 to
                                   FORM U-3A2

                               December 31, 2004


Statement by Holding Company Claiming Exemption under Rule U-3a-2 from the provisions of the Public Utility Holding Company Act of 1935


ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
(Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
       (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

       (a) Number of kWh. Of electric energy sold (at retail or wholesale) and Mcf. Of natural or manufactured gas distributed at retail.

       (b) Number of kWh. of electric energy and Mfc. Of natural or manufactured gas distributed at retail outside the State in which each company is organized.

       (c) Number of kWh. Of electric energy and MCF. OF NATURAL OR MANUFACTURED AS SOLD AT WHOLESALE OUTSIDE THE State in which each such company is organized, or at the State line.

       (d) Number of kWh. Of electric energy and Mcf. Of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

       (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

       (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1834 (2-97)

       (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

       (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

EXHIBIT A

ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
 Name of claimant

                                                        By    Russell A. Smith
                                                              ------------------
                                                        (title)       VP/CFO
                                                                  --------------

CORPORATE SEAL

Attest:      ROBERT S. GRIMM,   PRESIDENT
             ----------------------------


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


ALASKA POWER & TELEPHONE COMPANY                   RUSSELL A. SMITH, VP/CFO
--------------------------------                --------------------------------
          (Name)                                             (Title)
P.O. BOX 3222, PORT TOWNSEND, WASHINGTON   98368

                        ALASKA POWER & TELEPHONE COMPANY
                                AND SUBSIDIARIES

                          INDEPENDENT AUDITOR'S REPORT
                                       AND
                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS
------------------------------------------------------------------------------


INDEPENDENT AUDITOR'S REPORT                                                 1


CONSOLIDATED FINANCIAL STATEMENTS

      Consolidated balance sheet                                           2-3

      Consolidated statement of income                                       4

      Consolidated statement of stockholders' equity                         5

      Consolidated statement of cash flows                                 6-7

      Notes to consolidated financial statements                          8-24

INDEPENDENT AUDITORS REPORT



The Board of Directors
Alaska Power & Telephone Company

We have audited the accompanying consolidated balance sheets of Alaska Power & Telephone Company and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alaska Power & Telephone Company and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.




Spokane, Washington
March 25, 2005

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
------------------------------------------------------------------

                                 ASSETS

                                                                    December 31,
                                                            ---------------------------
                                                                2004           2003
                                                            ---------------------------
PROPERTY, PLANT, AND EQUIPMENT
   Electric                                                 $78,824,394    $77,961,432
   Telecommunications                                        40,664,238     39,160,838
   Nonutility                                                   274,196        399,544
                                                           -------------  -------------

                                                            119,762,828    117,521,814
   Less accumulated depreciation                             49,333,349     43,918,810
                                                           -------------  -------------

                                                             70,429,479     73,603,004
   Utility plant under construction                           3,146,388      1,384,041
                                                           -------------  -------------

         Total plant, property, and equipment                73,575,867     74,987,045
                                                           -------------  -------------

OTHER ASSETS
   Preliminary survey and investigation costs                         -        821,838
   Investments                                                7,198,252      6,967,520
   Goodwill                                                   9,266,403      9,266,403
   Rate stabilization asset                                   2,950,455      2,437,300
   Special funds, restricted                                  6,488,823      6,610,774
   Other assets                                               2,856,224      3,377,681
                                                           -------------  -------------

         Total other assets                                  28,760,157     29,481,516
                                                           -------------  -------------

CURRENT ASSETS
   Cash                                                       6,250,844      4,882,706
   Receivables, less allowance for doubtful accounts
      of $23,656 in 2004 and $27,454 in 2003                  5,409,117      3,850,206
   Inventory and other current assets                         1,466,867      1,299,308
   Deferred tax assets                                          125,499        138,606
   Income taxes recoverable                                      10,000        924,562
                                                           -------------  -------------

         Total current assets                                13,262,327     11,095,388
                                                           -------------  -------------

                                                           $115,598,351   $115,563,949
                                                           =============  =============

                            See accompanying notes.
                                       2
--------------------------------------------------------------------------------

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------


                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                             December 31,
                                                           ----------------------------
                                                                2004           2003
                                                           ----------------------------

STOCKHOLDERS' EQUITY
   Common stock, $1 par value, 2,000,000 shares authorized
      1,376,232 and 1,236,915 shares issued and outstanding
      in 2004 and 2003, respectively                        $ 1,376,232    $ 1,236,915
   Additional paid-in capital                                 6,956,217      6,410,083
   Retained earnings                                          9,246,142      6,852,045
                                                           -------------  -------------

         Total stockholders' equity                          17,578,591     14,499,043
                                                           -------------  -------------


LONG-TERM DEBT, less current portion
   Goat Lake Hydro, Inc. note payable                        20,268,203     20,657,663
   Other term debt                                           66,707,661     70,338,282
                                                           -------------  -------------

         Total long-term debt                                86,975,864     90,995,945
                                                           -------------  -------------


OTHER LIABILITIES AND DEFERRED CREDITS
   Deferred income taxes                                      5,517,895      3,970,185
   Other deferred credits                                       864,424        285,625
   Other                                                         69,505              -
                                                           -------------  -------------

         Total other liabilities and deferred credits         6,451,824      4,255,810
                                                           -------------  -------------

CURRENT LIABILITIES
   Accounts payable and other accrued liabilities             2,118,338      2,115,608
   Current portion of long-term debt                          2,473,734      3,697,543
                                                           -------------  -------------



         Total current liabilities                            4,592,072      5,813,151
                                                           -------------  -------------


                                                           $115,598,351   $115,563,949
                                                           =============  =============

                            See accompanying notes.
                                        3
--------------------------------------------------------------------------------

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
--------------------------------------------------------------------------------
                                                     Year Ended December 31,
                                                   ---------------------------
                                                       2004           2003
                                                   ---------------------------

REVENUE
   Electric                                        $14,364,686    $13,969,199
   Telecommunications                               15,883,313     14,653,312
   Other nonregulated                                2,113,468      2,099,091
                                                   ------------   ------------

                                                    32,361,467     30,721,602
                                                   ------------   ------------

EXPENSES
   Electric                                          6,152,071      5,505,445
   Telecommunications                                9,563,657      8,716,509
   Other nonregulated                                2,259,995      2,239,869
                                                   ------------   ------------

         Operations and maintenance expense         17,975,723     16,461,823

   Depreciation and amortization expense             6,083,390      5,825,163
                                                   ------------   ------------

                                                    24,059,113     22,286,986
                                                   ------------   ------------

         Income from operations                      8,302,354      8,434,616
                                                   ------------   ------------

OTHER INCOME (EXPENSE)
   Equity in earnings of investments                   240,257        252,747
   Loss from sale of assets                            (20,425)      (548,101)
   Loss from impaired assets                          (381,312)      (484,500)
   Dividend income                                     545,351        473,746
   Other reorganization expense                       (227,078)    (1,818,822)
   Gain from extinguishment of debt                    318,068              -
   Miscellaneous                                        44,057        (48,857)
                                                   ------------   ------------

         Total other income (expense)                  518,918     (2,173,787)
                                                   ------------   ------------

   Interest income                                     289,008        321,970
   Interest expense                                 (5,136,468)    (4,092,408)
                                                   ------------   ------------

         Net interest expense                       (4,847,460)    (3,770,438)
                                                   ------------   ------------

         Income before tax                           3,973,812      2,490,391

Provision for income taxes                          (1,573,629)    (1,158,218)
                                                   ------------   ------------

         NET INCOME                                 $2,400,183     $1,332,173
                                                   ============   ============

Basic and diluted earnings per share                    $ 1.84         $ 1.08
                                                   ============   ============

Weighted-average basic and diluted
                       shares outstanding            1,306,574      1,229,940
                                                   ============   ============
                            See accompanying notes.
                                        4
--------------------------------------------------------------------------------

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
                                                   Additional
                                                    Paid-In     Retained
                                    Common Stock    Capital     Earnings         Total
                                    ------------  ------------  ------------  -------------
Balance at December 31, 2002        $ 1,222,965   $ 6,416,593   $ 5,519,872   $ 13,159,430

   Net income                                 -             -     1,332,173      1,332,173

   Sale of common stock                  10,857        32,575             -         43,432

   Repurchase of common stock            (2,292)      (33,700)            -        (35,992)

   Other                                  5,385        (5,385)            -              -
                                    ------------  ------------  ------------  -------------

Balance at December 31, 2003          1,236,915     6,410,083     6,852,045     14,499,043

   Net income                                 -             -     2,400,183      2,400,183

   Sale of common stock                 153,888       632,831             -        786,719

   Repurchase of common stock           (14,571)      (86,697)            -       (101,268)

   Other                                      -             -        (6,086)        (6,086)
                                    ------------  ------------  ------------  -------------

Balance at December 31, 2004        $ 1,376,232   $ 6,956,217   $ 9,246,142   $ 17,578,591
                                    ============  ============  ============  =============























                             See accompanying notes.
                                       5
--------------------------------------------------------------------------------

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
                                                        Year Ended December 31,
                                                      -------------------------
                                                         2004          2003
                                                      -------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                         $2,400,183    $1,332,173
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                    6,083,390     5,825,163
      Gain on extinguishment of debt                    (318,068)            -
      Loss from disposal of assets                        20,425       548,101
      Loss on impairment of assets                       381,312       484,500
      Noncash patronage dividends                       (327,210)     (331,622)
      Equity in earnings of investments                 (240,257)     (252,747)
      Deferred income tax provision                    1,560,817     1,629,575
      Other noncash activity                              69,505             -
      Accretion of rate stabilization asset             (513,155)     (771,173)
      Changes in assets and liabilities:
         Receivables                                  (1,416,788)      476,499
         Income taxes recoverable                        914,562      (402,835)
         Other assets and liabilities                    354,094       101,285
                                                      -----------   -----------

         Net cash provided by operating activities     8,968,810     8,638,919
                                                      -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisitions of property, plant, and equipment, net(5,035,239)   (1,847,779)
   Change in other assets                                227,145       669,407
   Change in preliminary survey and investigation costs        -      (691,692)
   Receipt of subsidies for acquisition of plant       1,360,000             -
                                                      -----------   -----------

         Net cash used by investing activities        (3,448,094)   (1,870,064)
                                                      -----------   -----------


















                            See accompanying notes.
                                       6
--------------------------------------------------------------------------------

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
                                                        Year Ended December 31,
                                                      --------------------------
                                                          2004          2003
                                                      -----------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from long-term debt                       $1,103,560     $ 223,245
   Payments on long-term debt                         (6,057,454)   (3,115,539)
   Proceeds from special funds, restricted               121,951       (65,188)
   Proceeds from sale of common stock                    786,719        43,432
   Repurchase of common stock                           (101,268)      (35,992)
   Other changes in equity                                (6,086)            -
                                                      -----------   -----------

         Net cash used by financing activities        (4,152,578)   (2,950,042)
                                                      -----------   -----------

         NET CHANGE IN CASH                            1,368,138     3,818,813

Cash, beginning of the year                            4,882,706     1,063,893
                                                      -----------   -----------

Cash, end of the year                                 $6,250,844    $4,882,706
                                                      ===========   ===========

NONCASH INVESTING ACTIVITIES
   Acquisition of equipment with capital lease               $ -     $ 140,134
                                                      ===========   ===========

   Transfer of receivables and preliminary survey
      costs of HWI to investments                            $ -    $1,256,776
                                                      ===========   ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION

   Cash paid during the year for interest expenses    $4,951,166    $4,208,091
                                                      ===========   ===========

   Cash paid during the year for income taxes           $ 22,270           $ -
                                                      ===========   ===========














                            See accompanying notes.
                                       7
----------------------------------------------------------------------------

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alaska Power & Telephone Company and subsidiaries (AP&T) supplies electric and telephone service to several communities in the state of Alaska. AP&T is subject to regulation by the Regulatory Commission of Alaska (RCA), the Federal Communications Commission, and the Federal Energy Regulatory Commission (the Commissions) with respect to rates for service and maintenance of its accounting records. AP&T's accounting policies conform to accounting principles generally accepted in the United States of America as applied to regulated public utilities and are in accordance with the accounting requirements and rate-making practices of the Commissions.

CONSOLIDATION:
The accompanying consolidated financial statements include the accounts of AP&T and its wholly owned energy subsidiaries, Alaska Power Company, BBL Hydro, Inc., and Goat Lake Hydro, Inc.; its wholly owned telecommunications subsidiaries, Alaska Telephone Company, AP&T Long Distance, Inc., AP&T Wireless, Inc., Bettles Telephone, Inc. and North Country Telephone, Inc.; and its wholly owned subsidiary HydroWest International, a Cayman Island Limited Company. All material intercompany balances have been eliminated in consolidation.

CASH EQUIVALENTS:
All highly liquid investments with original maturities of 90 days or less are carried at cost plus accrued interest, which approximates fair value, and are considered to be cash equivalents. All other investments not considered to be cash equivalents are separately categorized as investments.

CONCENTRATION OF CREDIT RISK:
At various times throughout the year, the cash balances deposited in local institutions exceed federally insured limits. A possible loss exists for those amounts in excess of $100,000. AP&T minimizes this risk by utilizing numerous financial institutions for deposits of cash funds.

VALUATION OF ACCOUNTS RECEIVABLE:
Accounts receivable are stated at the amount management expects to collect on outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

REVENUE RECOGNITION:
Electric:
---------
AP&T utilizes cycle billing and records revenue billed to its customers when the meters are read each month. In addition, beginning in 2003 AP&T began recognizing unbilled revenue, revenues from electric power delivered but not yet billed. The effect of this change was to record an unbilled revenue receivable and 2003 revenues of approximately $403,000. Of this amount, $71,000 actually related to 2003 and $332,000 to previous years. Unbilled revenues of $44,355 were recorded for 2004.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED):
Telecommunications:
AP&T is subject to regulation by the Federal Communications Commission (FCC) and the Regulatory Commission of Alaska. AP&T's local wireline rates and access revenues (revenues earned for originating and terminating long distance calls) are determined by rates approved by regulators. Other sources of revenues, such as Internet, equipment sales, wireless, and long distance resale are not rate regulated. Pending and future regulatory actions may have a significant impact on AP&T's future operations and financial condition.

Monthly service fees derived from local wireline, data services, and wireless are billed one month in advance, but recognized in the month that service is provided.

Usage sensitive revenues such as long distance and other wireless services are generally billed as a per-minute charge. Unbilled revenues from these services are insignificant.

AP&T also receives significant universal service support revenue based on the higher costs of providing rural telephone service. These revenues are included in interstate access revenues and are based on AP&T's relative level of operating expense and plant investment. The interstate program is governed by the FCC and administered by the Universal Service Administration Company (USAC).

Interstate access revenues also include settlements based on AP&T's participation in the revenue pools administered by the National Exchange Carrier Association (NECA) and regulated by the FCC. These revenues are determined by annually prepared separations and interstate access cost studies. Revenues for the current year are based on estimates prior to the submission of the cost study reporting actual results of operations. Additionally, the studies are subject to a 24-month pool adjustment period and final review and acceptance by the pool administrators. Management does not anticipate significant adjustments to recorded revenues for the years ended December 31, 2004 and 2003.

Intrastate access revenues include revenues received from revenue pools administrated by the Alaska Exchange Carriers Association that are based on AP&T's relative cost of providing intrastate access service. These revenues are based on projections submitted periodically and intrastate access cost studies that are submitted every two years. Management does not anticipate significant adjustments to recorded revenues for the years ended December 31, 2004 and 2003.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT, EQUIPMENT, AND DEPRECIATION:
The cost of additions to and replacements of plant and equipment are capitalized. Cost includes direct material, labor, and similar items and charges for such indirect costs as engineering, supervision, payroll taxes, and pension benefits. AP&T capitalizes, as an additional cost of electric utility plant, an allowance for funds used during construction (AFUDC), which represents the allowed cost of capital used to finance a portion of construction work in progress for projects of more than one year in duration. AFUDC consists of debt and equity components that, when capitalized, are credited as noncash items to other income and interest charges. Capitalized AFUDC was $31,092 and $50,430 for 2004 and 2003, respectively. The cost of current repairs and maintenance is charged to expense, while the cost of betterment is capitalized. The original cost of property and plant together with removal cost, less salvage, is charged to accumulated depreciation at such times as assets are retired and removed from service. For financial statement purposes, depreciation is computed on the straight-line method using rates based on average service lives. For income tax purposes, AP&T computes depreciation using accelerated methods where permitted.

GOODWILL:
In 1999, AP&T purchased certain properties of GTE Alaska. The excess of the purchase price over the assets acquired has been recorded as goodwill. In accordance with accounting standards, goodwill was tested for impairment by comparing the fair value of the reporting unit to the carrying value. The fair value of AP&T's goodwill exceeded its carrying value and no impairment loss was recorded.

PRELIMINARY SURVEY AND INVESTIGATION COSTS:
AP&T defers costs incurred for the preliminary survey and investigation of proposed construction projects in accordance with the rules of the Commissions. These deferred costs are capitalized into utility plant when the preliminary survey and investigation projects are completed or are charged to expense in the period that a proposed project is abandoned. As of December 31, 2004, there were no projects under investigation.

FUEL, SUPPLIES, AND OTHER INVENTORY:
Fuel, supplies, and other inventory are valued at the lower of cost or market on a first-in, first-out basis. The supplies and other inventory are primarily held for use in construction projects including repairs and maintenance of AP&T's delivery systems.

CUSTOMER ADVANCES FOR CONSTRUCTION:
Customer advances for construction of additions to the electric distribution systems are deferred and amortized through discounted service billings to the customer over a 60-month period. At the end of the amortization period, any remaining balance is recorded as a reduction of the respective utility plant accounts. Deferred customer advances for construction were $307,683 and $285,625 at December 31, 2004 and 2003, respectively.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES:
Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for taxable temporary differences and deferred tax liabilities are recognized for deductible temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets relate primarily to net operating loss carry-forwards and asset impairment deductions on the books. Deferred tax liabilities relate primarily to survey and investigation costs and depreciation expense. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

RECENT ACCOUNTING STANDARD:
In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment. This statement replaces SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions (for example, stock options granted to employees of AP&T) be recognized in AP&T's financial statements. That cost will be measured based on the fair value of the equity or liability instruments used. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Nonpublic entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period beginning after December 15, 2005. AP&T intends to adopt the provisions of SFAS No. 123(R) effective January 1, 2006, and is in the process of evaluating the impact on its consolidated balance sheet and consolidated results of operations.

STOCK-BASED COMPENSATION
AP&T adopted the disclosure-only provisions of SFAS No. 123 and applied APB Opinion No. 25 and related interpretations in accounting for its employee stock option plans. Accordingly, AP&T's stock-based compensation expense is recognized based on the intrinsic value of the option on the date of grant. The employee stock option plan expired in 2001. Disclosure in accordance with SFAS No. 123 is provided in Note 10.

EARNINGS PER SHARE:
AP&T has calculated its basic earnings per share data according to the method prescribed in SFAS No. 128, Earnings Per Share. Under this statement, basic earnings per share are based on the weighted-average number of shares of common stock outstanding, excluding any potential dilution that could occur if any outstanding options were exercised. Diluted earnings per share reflect the impact of the dilution caused by outstanding stock options using the treasury stock method. There was no dilutive effect of the outstanding stock options in 2004 and 2003. Weighted-average shares outstanding for purposes of calculating basic and diluted earnings per share were 1,306,574 in 2004 and 1,229,940 in 2003.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include depreciation, interstate access revenue settlements, and deferred income taxes. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION:
The financial statements of Hydro West de Guatemala are prepared in quetzales and consolidated into the financial statements of Hydro West International. Income statement amounts are translated at average exchange rates for the year and assets and liabilities are translated at year-end exchange rates. Translation adjustments are not material for inclusion as a component of stockholder's equity.

RECLASSIFICATIONS:
Certain accounts have been classified differently than as originally reported on the 2003 financial statements. These reclassifications made to conform to 2004 classifications have no effect on previously reported net loss or equity.

ADVERTISING COSTS:
AP&T expenses advertising costs as incurred. Advertising expenses during years ended December 31, 2004 and 2003, were $111,002 and $85,527, respectively.

NOTE 2 - PROCEEDINGS UNDER CHAPTER 11

On December 18, 2002, Alaska Power & Telephone Company filed a petition for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the Western District of Washington in Seattle. The Chapter 11 case was commenced by AP&T primarily because of the failure of its investment in Summitt, Alaska, Inc. The losses, comprised of significant operating losses funded by AP&T and debt obligations guaranteed by AP&T, were recognized prior to 2003. The wholly-owned subsidiaries of AP&T were excluded from the Chapter 11 filings.

From December 18, 2002, until August 18, 2003, AP&T operated and managed its business as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code and concentrated its efforts on emerging from Chapter 11 as quickly as possible. The proposed Plan of Reorganization was filed on June 9, 2003, and was confirmed and became effective on the closing date of August 18, 2003.

On March 31, 2004, the United States Bankruptcy Court Western District of Washington issued an order effectively closing the Chapter 11 case.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 2 - PROCEEDINGS UNDER CHAPTER 11 (CONTINUED)

While in Chapter 11 under the U.S. Bankruptcy Code, AP&T applied the provisions of SOP 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, which does not significantly change the application of accounting principles generally accepted in the United States of America, however, it does require that the financial statements for periods including and subsequent to the Chapter 11 bankruptcy distinguish transactions and events that are directly associated with the reorganization from those that result from ongoing operations of the business.

In accordance with SOP 90-7, AP&T has segregated various reorganization items representing amounts incurred as a result of the Chapter 11 proceedings. The following table summarizes the reorganization charges recorded by AP&T during the years ended December 31:

                                                          2004          2003
                                                       ----------   -----------

Legal, consulting, and other reorganization expense    $ 227,078    $1,818,822
                                                       ==========   ===========

NOTE 3 - RATE STABILIZATION ASSET

AP&T is subject to the provisions of SFAS No. 71, Accounting for the Effects of Certain Types of Regulation. SFAS No. 71 allows the establishment of regulatory assets for the allowable revenue requirement or the capitalization of costs if those items are expected to be recovered in future rates. AP&T has a regulatory asset of $2,950,455 and $2,437,300 in 2004 and 2003, respectively. AP&T continues to meet the requirements of SFAS No. 71 since AP&T's rates are intended to recover the cost of service plus a rate of return on AP&T's investment, as well as providing specific recovery of deferred items in prior periods.

NOTE 4 - OPERATING LEASE AGREEMENTS

AP&T leases a portion of its office space and a portion of its utility plant under noncancellable leases expiring through 2011. Rent expense was $398,395 and $313,421 for 2004 and 2003, respectively. Certain leases include renewal provisions at AP&T's option. Minimum rental commitments under noncancellable operating leases, excluding hydroelectric operations, are $23,662. Minimum annual rental commitments are $3,155 in each of the next five years. Additional cancelable lease agreements have been secured for the use of the land for hydroelectric operations. The term of the agreements extend for the life of the hydroelectric license of 50 years. Rent expense for hydroelectric operations was $350,601 in 2004 and $212,381 in 2003.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 5 - PROPERTY, PLANT AND EQUIPMENT
                                                                        Depreciation
                                             2004             2003          Rate
                                        -------------   -------------   ------------


Electric:
   Hydroelectric                         $22,760,149     $20,275,920           2%
   Other generation                       15,257,089      14,944,681        4% to 8%
   Transmission and distribution          30,704,160      30,302,880       2.5% to 4%
   Other                                   9,018,996      11,380,612       2.5% to 20%
   Land                                      841,678         773,477           ---
   Utility plant acquisition adjustment      242,322         283,862           6%
                                        -------------   -------------

                                          78,824,394      77,961,432
                                        -------------   -------------

Telecommunications:
   General support assets                  8,582,864       8,340,793       2.5% to 20%
   Central office assets                  13,193,813      12,547,158        8% to 14%
   Cable and wire facilities              15,761,521      15,293,178        3% to 6%
   Nonregulated investment                 2,789,403       2,725,725       10% to 20%
   Land                                      336,637         253,984           ---
                                        -------------   -------------

                                          40,664,238      39,160,838
                                        -------------   -------------

Nonutility:
   Computer equipment                         35,676          31,112           13%
   Furniture and other equipment              74,976          72,598           5%
   Buildings                                 101,924         126,825           4%
   Leasehold improvements                     28,489          27,532           10%
   Land                                       33,131         141,477           ---
                                        -------------   -------------

                                             274,196         399,544
                                        -------------   -------------

         TOTAL PROPERTY, PLANT, AND
            EQUIPMENT                   $119,762,828    $117,521,814
                                        =============   =============

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 6 - INVESTMENTS

AP&T's investments consist of the following at December 31:

                                                         2004          2003
                                                      -----------   -----------

Investment in CoBank                                  $2,244,856    $2,059,770
Investment in Ketchikan Electric Company, LLC            750,000       750,000
Investments of Hydro West International                4,203,396     4,157,750
                                                      -----------   -----------

                                                      $7,198,252    $6,967,520
                                                      ===========   ===========

COBANK:
CoBank is organized similar to a cooperative and is owned by the customers it serves. As such, a portion of CoBank's earnings is returned to its customers based on their patronage with the bank. Dividend income was reported in the amount of $545,351 and $473,746 for 2004 and 2003, respectively, related to these earnings.

KETCHIKAN ELECTRIC COMPANY:
AP&T owns a 50% share of Ketchikan Electric Company LLC (KEC). The principal purpose and business of KEC is to construct, own, operate and manage a hydroelectric power system in the Ketchikan Gateway Borough. The investment represents capital contributions to KEC, as the company is still in the development stage. There was no activity in 2004 or 2003. In 2003, management reviewed events and circumstances that could indicate additional other than temporary impairment on its investment in KEC and determined its fair value. An impairment loss was recorded in other income. At December 31, 2003, KEC owed AP&T payment on a contract receivable. Although management intends to vigorously pursue collection, it is believed that ultimate collection of the full amount of the receivable is unlikely. Management wrote off the entire balance in 2003 and 2004 and recorded a loss in other income.

HYDRO WEST INTERNATIONAL:
Hydro West International (HWI), a Cayman Island limited company and wholly-owned subsidiary of AP&T, owns and operates several hydroelectric projects in Central America. The principal assets of HWI are a 32.4% investment in the capital stock of Hydro Honduras, S.A., a 25% investment in the capital stock of Inversiones Pasabien, S.A., and sole ownership of Hydro West de Guatemala, LTDA., and Rio Hondo Holding Company.

HWI accounts for its investments in Inversiones Pasabien and Hydro Honduras using the equity method. AP&T recorded earnings of $240,257 and $252,747 related to these investments in 2004 and 2003, respectively. The accounts and financial results of HWI are included in the consolidated financial statements of AP&T.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 6 - INVESTMENTS (CONTINUED)

HWI's investments consist of the following:

Inversiones Pasabien S.A.: This company owns a 12.5 MW hydroelectric plant in Guatemala, Central America.

Hydro Honduras: This company was formed to construct a 50 MW hydroelectric project in Honduras Central America. Hydro Honduras has completed the licensing and environmental study requirements but the project is currently inactive.

Hydro West de Guatemala (HGU): A 100% owned subsidiary providing management and consulting services to hydroelectric facilities in Guatemala. Currently, HGU manages the Inversiones Pasabien project.

Rio Hondo Holding Co. (RHH): HWI owns 100% of the stock of RHH, a Cayman Island limited company, which owns 41% of Hidroelectrica Rio Hondo, S.A., a Guatemalan corporation whose principal purpose is to construct the Rio Hondo II project, a 32 MW hydroelectric plant in Guatemala, Central America. The project company has completed the design, licensing, and environmental studies, and is in negotiations to obtain project financing.

During 2004, Ghella S.P.A., an Italian corporation, increased its capital investment in Hidroelectricia Rio Hondo, S.A. reducing RHH's ownership from 50% to 41%. The accounts and financial results of RHH are included in the consolidated financial statements of HWI. RHH accounts for its investment in Hidroelectrica Rio Hondo using the equity method.

NOTE 7 - LONG-TERM DEBT

                                                                 2004          2003
                                                             ------------  ------------
GOAT LAKE HYDRO, INC. (GLH), note payable to secure Power
   Revenue Bonds series 1997. Face amount of $23,000,000
   less the original issue discount of $236,797 in 2004 and
   $252,337 in 2003, and the bond sinking fund amount of
   $385,000 in 2004 and $365,000 in 2003, secured by the
   Power Sales Agreement, a Construction Funding Agreement,
   and all assets of Goat Lake Hydro, Inc. Interest rate
   average of 6% per year, principal due in annual
   installments from 2000 through 2032.                      $20,653,203   $21,022,663

NOTE PAYABLE TO COBANK, note payable, secured by all assets
   of AP&T and its subsidiaries, due in monthly installments
   and based on a 25-year amortization with a balloon
   payment due in July 2013. Interest at 5.25%.               53,945,142    55,090,531



                             16

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 7 - LONG-TERM DEBT (CONTINUED)

                                                                 2004          2003
                                                             ------------  ------------

NOTE PAYABLE TO PSE, secured by all assets of HydroWest.
   This debt was repaid during 2004.                                 $ -    $1,718,068

NOTES PAYABLE TO STATE OF ALASKA, secured by certain
   electric assets, with interest rates ranging from 0% to
   5.45%,maturing at various dates from 2008 through 2037.     3,133,285     2,088,349

OTHER DEBT, unsecured, maturing at various dates through
   2009, with interest rates ranging from 0% to 9.30%.            88,599       222,854

UNSECURED CLASS 8 TERM DEBT - TRANCHE A, due in 2013,
   with imputed interest of 7.25%.                            11,629,369    13,008,850

UNSECURED CLASS 8 TERM DEBT - TRANCHE B, due in 2013,
   with imputed interest of 10%. This debt was repaid
   in full during 2004.                                                -     1,542,173
                                                             ------------  ------------

                                                              89,449,598    94,693,488
Less current portion                                          (2,473,734)   (3,697,543)
                                                             ------------  ------------

                                                             $86,975,864   $90,995,945
                                                             ============  ============

Annual maturities for the five years beginning January 1, 2004, are $2,473,734, $2,385,354, $2,398,406, $2,314,285, and $3,395,932 respectively, and $76,481,887 thereafter.

The note payable by GLH to secure the Power Revenue Bonds series 1997 is the result of the issuance on December 31, 1997, of a series of tax-exempt bonds by the Alaska Industrial Development and Export Authority (AIDEA). The proceeds are restricted in use for the purpose of financing the acquisition, purchase, construction, improvement, and equipment of the project known as the Upper Lynn Canal Regional Power Supply System. Of these restricted funds, $2 million is required to remain in reserve for the term of the bonds. To secure payment of bond principal and interest, AIDEA has assigned to U.S. Bank Trust National Association all rights and interests in the note. The note is secured by all assets and revenues of GLH and a Power Sales Agreement (PSA) between GLH and Alaska Power Co. (APC), both wholly-owned subsidiaries of AP&T. The Regulatory Commission of Alaska has approved the PSA for the life of the GLH note. This approval allows APC to charge its customers the entire annual costs as defined in the PSA, i.e., principal and interest due on the bonds, all operating costs (excluding depreciation), general and administrative costs, and the return on equity permitted by the Commission. A portion of these annual costs is charged to the rate stabilization asset (see Note 3), representing the amounts to be collected from customers in future years. The PSA requires all GLH's production and sales of electricity be sold to and purchased by APC for the life of the agreement.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 7 - LONG-TERM DEBT (CONTINUED)

A single note payable to CoBank which is secured by all assets and equity of AP&T and all of its wholly-owned subsidiaries replaced the previous eight obligations outstanding to CoBank and was an integral component of the Plan of Reorganization. Based on the plan, the principal balance owing to CoBank as of August 18, 2003 (the closing date), was $55,769,128, which included accrued interest of $299,259 and a broken funding surcharge of $1,750,000. The loan agreement contains provisions and restrictions pertaining to, among other things, annual cash flow, debt service coverage, equity capitalization, and minimum cash balances.

The Plan of Reorganization outlines how payments are to be made to the Unsecured Class 8 claimants. In 2004 and 2003, AP&T owed fixed payments of $1,285,000 and $1,065,000, respectively, to Class 8 claimants. Beginning in 2005, AP&T shall make quarterly payments on the discounted Tranche A amount from 65.7% of the "cash available for sharing" as defined in the plan, through 2013 or until the amount is fully satisfied. AP&T repaid all outstanding obligations on Tranche B amounts during 2004. The payments shall be made on a Pro Rata basis to the Class 8 claimants who have an approved claim by the U.S. Bankruptcy court.

AP&T entered into an agreement with PSE during 2004 to repay the outstanding loan balance with one lump sum payment at an amount less than the carrying value of the debt. A gain of $318,068 was recorded related to the extinguishment of this debt.

NOTE 8 - INCOME TAXES

The components of the consolidated provision for income taxes are as follows:

                                                      2004            2003
                                                 -------------   -------------

Current                                          $ (1,037,981)            $ -
Deferred                                           (1,560,817)     (1,158,218)
Utilization of net operating loss carryforwards     1,037,981               -
Prior year under accrual                              (12,812)              -
                                                 -------------   -------------
                                                 $ (1,573,629)   $ (1,158,218)
                                                 =============   =============

Total tax expense differs from that computed at the statutory federal income tax rate due to the following:

                                                      2004            2003
                                                 -------------   -------------

Income tax provision at federal rate of 34%      $ (1,351,096)     $ (846,733)
State income taxes, net of federal benefit           (222,533)       (159,829)
Other                                                       -        (151,656)
                                                 -------------   -------------

         PROVISION FOR INCOME TAXES              $ (1,573,629)   $ (1,158,218)
                                                 =============   =============

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 8 - INCOME TAXES (CONTINUED)

The components of the deferred tax assets and liabilities as of December 31 are as follows:

                                                        2004            2003
                                                   ------------   -------------

Current:
   Deferred tax assets                               $ 168,141       $ 168,168
   Deferred tax liabilities                            (42,642)        (29,562)
                                                   ------------   -------------

           Net current deferred tax asset            $ 125,499       $ 138,606
                                                   ------------   -------------

Noncurrent:
   Deferred tax liabilities                        $10,485,329     $10,306,167
   Deferred tax assets                              (5,643,947)     (6,335,982)
                                                   ------------   -------------

                                                     4,841,382       3,970,185
                                                   ------------   -------------

   Valuation allowance                                 676,513               -
                                                   ------------   -------------

           Net noncurrent deferred tax liability    $5,517,895      $3,970,185
                                                   ============   =============

Income tax recoverable reported as a current asset in the amount of $924,562 for the year ended December 31, 2003, relates to net operating loss carryback claims.

At December 31, 2004, AP&T had unused federal net operating loss carryforwards of approximately $6,000,000 and state net operating carryforwards of approximately $4,800,000, which expire in 2022. AP&T has capital loss carryforwards of $1,785,192, which expire in varying amounts beginning in 2006.

Management anticipates generating enough taxable income in future years to utilize all of the net operating loss carryforwards. A valuation allowance is recorded against capital loss carryforwards, which may not be utilized.

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN

AP&T maintains an employee stock ownership plan. All employees who have completed one year of full-time service (1,000 hours) and have attained the age of 21 are eligible to participate in the plan. Participants may elect to contribute from 1% to 13.5% of their wages to the plan, which can be invested in the common stock of AP&T or into other investment accounts. Until March 2003, employer contributions matched the participant's contributions up to the first 3% of the participant's wages in AP&T stock.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN (CONTINUED)

Prior to reorganization, additional employer contributions were made annually at 8% of the eligible employees' gross wages. Employer contributions are allocated to all plan participants as of December 31, the end of the plan year. The plan provides that participants' interests in employer-funded contributions become fully vested after three years of full-time employment. ESOP shares outstanding are included in the earnings per share calculations.

As part of the Plan of Reorganization, the ESOP was modified to replace the 8% contribution with a defined contribution of 4% (3% in 2004 and thereafter) that will be made to each eligible participant's account annually. Additionally a matching contribution will be made at the discretion of the employer in an amount up to 5% of participant's wages. Employer matching contributions and defined contributions totaled $128,557 and $221,428, respectively, in 2004 and $-0- and $253,955, respectively, in 2003.

NOTE 10 - STOCK OPTIONS

In 1991, AP&T established a stock option plan. The plan provided for the grant of incentive stock options for a period of ten years. Stockholders approved a total of 310,000 shares to be reserved for the plan from the authorized and unissued common stock. The options vest and are exercisable five years after the grant date and expire ten years after the grant date. In accordance with the plan provisions, the stock option plan expired in 2001 and no options have been granted or exercised since that time. Management believes it is unlikely that remaining options will be exercised as they will expire before the stock price exceeds the exercise price.

In the event of employee termination, any unexercised options are canceled as of the employee's termination date. Options canceled in 2004 and 2003, amounted to 3,500 and 44,200, respectively due to employee terminations.

The effect on net income and earnings per share of the fair value approach under FASB Statement No. 123 is not materially different from those amounts recorded under APB 25.

The following summarizes options outstanding at December 31:

                                     Weighted-                                           Weighted-
                                      Average                                             Average
                                     Remaining                         Weighted        Exercise Price
Range of Exercise     Options        Contractual      Options           Average          of Options
  Price               Outstanding       Life        Exerciseable     Exercise Price     Exerciseable
------------------    -----------    -----------    ------------     --------------     ------------
 $17.40- $26.00         171,800         6.09           58,800          $ 23.34           $ 20.61

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 11 - BUSINESS SEGMENT INFORMATION

AP&T's electric segment provides retail and wholesale electric service including both hydro electric and diesel generation facilities in rural portions of Alaska. AP&T's telecommunications segment provides local telephone service also in rural areas of Alaska. AP&T's reportable segments are strategic business units managed separately due to their different operating and regulatory environments. The "Other nonregulated" category includes the parent company and segments below the quantitative threshold for separate disclosure.

(All numbers in thousands)           Regulated Regulated  Other
                                     Electric  Telecom    Nonregulated   Consolidated
                                     --------  --------   --------       ------------
2004
   Operating revenue                 $ 14,365  $ 15,883    $ 2,113       $ 32,361
   Depreciation and amortization        2,614     3,064        405          6,083
   Operating income                     5,599     3,256       (553)         8,302
   Interest expense                     1,281         -      3,855          5,136
   Interest income                        211         -         78            289
   Equity earnings in investments           -         -        240            240
   Total fixed assets                  78,825    40,664        274        119,763
   Capital expenditure                  2,162     1,603        140          3,905



(All numbers in thousands)           Regulated Regulated  Other
                                     Electric  Telecom    Nonregulated   Consolidated
                                     --------  --------   --------       ------------
 2003
   Operating revenue                 $ 13,969  $ 14,653    $ 2,100       $ 30,722
   Depreciation and amortization        2,583     2,942        300          5,825
   Operating income                     5,881     2,995       (441)         8,435
   Interest expense                     1,303         -      2,789          4,092
   Interest income                        239         -         83            322
   Equity earnings in investments           -         -        253            253
   Total fixed assets                  77,961    39,161        400        117,522
   Capital expenditure                  1,379     1,042         55          2,476

NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used by AP&T in estimating fair value disclosures for financial instruments:

CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES, CUSTOMER DEPOSITS, AND ACCRUED EMPLOYEE BENEFITS: The carrying amounts at December 31, 2004, approximate the fair values due to the short maturity of these instruments.

LONG-TERM DEBT:
The fair value of AP&T's long-term debt is estimated by discounting the future cash flows of the various instruments at rates currently available to AP&T for similar debt instruments of comparable maturities.

The carrying amount of long-term debt approximates the estimated fair value at December 31, 2004, due to the low interest rate environment and the current rates for AP&T's long-term debt obligations.

NOTE 13 - CAPITAL LEASES

AP&T leases vehicles under two capital leases. The lease terms expire in 2007.

The assets being leased are included in property, plant, and equipment as follows at December 31, 2004:

Equipment                                                       $ 140,134
Less accumulated amortization                                      20,992
                                                                ----------

         NET CAPITALIZED                                        $ 119,142
                                                                ==========

Amortization on assets under capital leases charged to depreciation expense was $10,496 in 2004.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 13 - CAPITAL LEASES (CONTINUED)

The following is a schedule by years of future lease payments for the capital leases listed on the previous page, together with the present value of the net minimum lease payments as of December 31, 2004.

2005                                                          $ 36,658
2006                                                            36,658
2007                                                            27,520
                                                              ---------

         Total lease payments                                  100,836
Less amount representing interest                               12,237
                                                              ---------

         Present value of lease payments                        88,599
Less current portion                                            29,614
                                                              ---------

                                                              $ 58,985
                                                              =========

AP&T's obligations under capital leases are included as long-term debt in Note
7.

NOTE 14 - SPECIAL FUNDS - RESTRICTED

Special funds - restricted consists of the balance of proceeds from the note payable to secure Power Revenue Bonds Series 1997 at Goat Lake Hydro, Inc. (see
Note 7). U.S. Bank Trust National Association in accordance with the Trust Indenture dated December 1, 1997, is holding these funds. The funds are restricted for use according to provisions of the Loan Agreement and by the Use of Proceeds and Arbitrage Certificate dated December 1, 1997.

Restricted funds are held in the following accounts and are recorded at cost:

                                                         2004          2003
                                                      -----------   -----------

Project Fund                                          $4,289,389    $4,307,933
Bond Reserve Fund                                      1,674,621     1,808,105
Bond Renewal and Replacement Fund                        504,813       494,737
Other miscellaneous restricted funds                      20,000             -
                                                      -----------   -----------

                                                      $6,488,823    $6,610,775
                                                      ===========   ===========


AP&T is required to maintain in the Bond Reserve Fund, at a minimum, an amount equal to the interest and principal due in the next twelve months. The Bond Renewal and Replacement Funds are required to remain in reserve for the term of the bonds. The Project Fund is available for use on other designated projects.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 15 - OTHER DEFERRED CREDITS

Other deferred credits consist of the following at December 31:

                                                           2004         2003
                                                        ----------   ----------

Refundable construction deposits                        $ 307,684    $ 285,625
Construction grant in excess of costs                     556,740            -
                                                        ----------   ----------

                                                        $ 864,424    $ 285,625
                                                        ==========   ==========

Alaska Power & Telephone Co.
Consolidated BS  --  Page 1 of 3
December 31, 2004
                                                                                                           Power
                                                   APC                 BBL                 GLH             Total
                       ASSETS
Property plant and equipment:
   Electric                                    $50,784,021         $10,513,612         $17,526,762      $78,824,396
   Telecommunications                                    0                   0                   0                0
   Non-utility                                           0                   0                   0                0
                                               ------------        ------------        ------------     -----------
                                                50,784,021          10,513,612          17,526,762       78,824,396
   Less:  accumulated depreciation             (21,937,322)         (2,009,138)         (2,175,263)     (26,121,723
                                               ------------        ------------        ------------     -----------
                                                28,846,699           8,504,474          15,351,499       52,702,672
   Utility plant under construction              2,888,823                 854                   0        2,889,677
                                               ------------        ------------        ------------     -----------
      Total prop, plant and equipment net       31,735,522           8,505,328          15,351,499       55,592,349

Other assets:
   Preliminary survey
   Investments                                           0                   0                   0                0
   Goodwill, net of amortization                         0                   0                   0                0
   Notes Receivable
   Rate stabilization asset                              0                   0           2,950,455        2,950,455
   Special funds - restricted                            0                   0           6,488,823        6,488,823
   Other assets                                    304,243             230,107             398,101          932,452
   Deferred income taxes
   Intercompany                                    (32,533)                  0            (227,036)        (259,569
                                               ------------        ------------        ------------     -----------
      Total other assets                           271,711             230,107           9,610,343       10,112,161

Current assets:
   Cash                                             98,235                   0                   0           98,235
   Receivables, less allowance                   2,998,578                   0             712,961        3,711,539
   Inventory and other current assets              665,926                   0                   0          665,926
   Income taxes recoverable                              0                   0                   0                0
   Deferred income taxes                             5,089                   0                   0            5,089
                                               ------------        ------------        ------------     -----------
      Total current assets                       3,767,827                   0             712,961        4,480,788
                                               ------------        ------------        ------------     -----------

          Total Assets                         $35,775,061          $8,735,435         $25,674,802      $70,185,298
                                               ============        ============        ============     ===========


        LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity:
   Common stock                                         $0                  $0                  $0               $0
   Additional paid-in capital                            0                   0                   0                0
   Retained earnings                            32,715,752           7,186,716           1,695,179       41,597,646
   Current year earnings
                                               ------------        ------------        ------------     -----------
      Total stockholders' equity                32,715,752           7,186,716           1,695,179       41,597,646

Long-term debt
   CoBank debt                                           0                   0                   0                0
   Goat Lake Hydro, Inc. note payable                    0                   0          20,268,203       20,268,203
   AEA term debt
   Capital Leases
   Puget Sound Energy                                    0                   0                   0                0
   Unsecured term debt - Tranche A                       0                   0                   0                0
   Unsecured term debt - Tranche B
                                               ------------        ------------        ------------     -----------
         Total long-term debt                            0                   0          20,268,203       20,268,203

   Other liabilities:
      Deferred income taxes                      2,590,093           1,540,719           2,769,681        6,900,493
      Other deferred credits                       307,682                   0             556,740          864,422
                                               ------------        ------------        ------------     -----------
         Total other liabilities                 2,897,775           1,540,719           3,326,421        7,764,915

   Current liabilities:
      Accounts payable and accruals                161,534               8,001                   0          169,535
      Deferred income taxes
      Current portion of long-term debt                  0                   0             385,000          385,000
                                               ------------        ------------        ------------     -----------
         Total  current liabilities                161,534               8,001             385,000          554,535
                                               ------------        ------------        ------------     -----------
             Total Liabilities and
             Stockholders' Equity              $35,775,061          $8,735,435         $25,674,802      $70,185,298
                                               ============        ============        ============     ===========

Alaska Power & Telephone Co.
Consolidated BS  --  Page 2 of 3
December 31, 2004

                                                                                                       Telecom
                                                   ATC             BTT             NCT                  Total
                       ASSETS
Property plant and equipment:
   Electric                                             $0              $0              $0                   $0
   Telecommunications                           37,538,177         853,857         374,321           38,766,356
   Non-utility                                           0               0               0                    0
                                               ------------       ---------       ---------         ------------
                                                37,538,177         853,857         374,321           38,766,356
   Less:  accumulated depreciation             (21,075,364)       (652,896)       (252,052)         (21,980,313)
                                               ------------       ---------       ---------         ------------
                                                16,462,813         200,961         122,269           16,786,044
   Utility plant under construction                179,677              (0)              0              179,677
                                               ------------       ---------       ---------         ------------
      Total prop, plant and equipment net       16,642,490         200,961         122,269           16,965,720

Other assets:
   Preliminary survey
   Investments                                           0               0               0                    0
   Goodwill, net of amortization                 8,550,741               0               0            8,550,741
   Notes Receivable
   Rate stabilization asset                              0               0               0                    0
   Special funds - restricted                            0               0               0                    0
   Other assets                                     69,548               0               0               69,548
   Deferred income taxes
   Intercompany                                                          0               0                    0
                                               ------------       ---------       ---------         ------------
      Total other assets                         8,620,290               0               0            8,620,290

Current assets:
   Cash                                             34,809               0               0               34,809
   Receivables, less allowance                   1,180,922          58,250          34,363            1,273,535
   Inventory and other current assets              193,230           1,220           1,690              196,140
   Income taxes recoverable                              0               0               0                    0
   Deferred income taxes                             3,484              39             104                3,627
                                               ------------       ---------       ---------         ------------
      Total current assets                       1,412,445          59,508          36,157            1,508,111
                                               ------------       ---------       ---------         ------------

          Total Assets                          26,675,225        $260,470        $158,426          $27,094,121
                                               ============       =========       =========         ============


        LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity:
   Common stock                                         $0              $0              $0                   $0
   Additional paid-in capital                            0               0               0                    0
   Retained earnings                            23,472,209         216,877          89,692           23,778,778
   Current year earnings
                                               ------------       ---------       ---------         ------------
      Total stockholders' equity                23,472,209         216,877          89,692           23,778,778

Long-term debt
   CoBank debt                                           0               0               0                    0
   Goat Lake Hydro, Inc. note payable                    0               0               0                    0
   AEA term debt                                         0
   Capital Leases
   Puget Sound Energy                                                    0               0                    0
   Unsecured term debt - Tranche A                       0               0               0                    0
   Unsecured term debt - Tranche B
                                               ------------       ---------       ---------         ------------
         Total long-term debt                            0               0               0                    0

   Other liabilities:
      Deferred income taxes                      2,827,834          35,164          63,552            2,926,550
      Other deferred credits                             0               0               0                    0
                                               ------------       ---------       ---------         ------------
         Total other liabilities                 2,827,834          35,164          63,552            2,926,550

   Current liabilities:
      Accounts payable and accruals                375,181           8,428           5,183              388,792
      Deferred income taxes
      Current portion of long-term debt                  0               0               0                    0
                                               ------------       ---------       ---------         ------------
         Total  current liabilities                375,181           8,428           5,183              388,792
                                               ------------       ---------       ---------         ------------
             Total Liabilities and
             Stockholders' Equity               26,675,225        $260,470        $158,426          $27,094,121
                                               ============       =========       =========         ============

Alaska Power & Telephone Co.
Consolidated BS  --  Page 3 of 3
December 31, 2004

                                                                  HWI           NonReg
                                          ALD      ATW         Combined         Total             APT                 Total
                       ASSETS
Property plant and equipment:
   Electric                               $0            $0            $0             $0              $0         $78,824,394
   Telecommunications                      0     1,897,883             0      1,897,883              (1)         40,664,238
   Non-utility                             0             0       139,141        139,141         135,055             274,196
                                         ----   -----------   -----------    -----------    ------------       -------------
                                           0     1,897,883       139,141      2,037,024         135,054         119,762,828
   Less:  accumulated depreciation         0    (1,148,181)      (81,859)    (1,230,040)         (1,273)        (49,333,349)
                                         ----   -----------   -----------    -----------    ------------       -------------
                                           0       749,703        57,282        806,984         133,781          70,429,479
   Utility plant under construction        0        77,032             0         77,032               2           3,146,388
                                         ----   -----------   -----------    -----------    ------------       -------------
      Total prop, plant and equipment net  0       826,735        57,282        884,017         133,783          73,575,867

Other assets:
   Preliminary survey
   Investments                             0             0     4,203,396      4,203,396       2,994,856           7,198,252
   Goodwill, net of amortization           0             0             0              0         715,662           9,266,403
   Notes Receivable
   Rate stabilization asset                0             0             0              0               0           2,950,455
   Special funds - restricted              0             0             0              0               0           6,488,823
   Other assets                            0             0         2,174          2,174       1,852,049           2,856,224
   Deferred income taxes
   Intercompany                            0             0        (7,225)        (7,225)        266,794                  (0)
                                         ----   -----------   -----------    -----------    ------------       -------------
      Total other assets                   0             0     4,198,345      4,198,345       5,829,361          28,760,157

Current assets:
   Cash                                    0        12,765       287,977        300,742       5,817,059           6,250,844
   Receivables, less allowance             0        71,778        17,514         89,292         334,752           5,409,117
   Inventory and other current assets      0       388,209         4,160        392,370         212,431           1,466,867
   Income taxes recoverable                0             0             0              0          10,000              10,000
   Deferred income taxes                   0           727             0            727         116,056             125,499
                                         ----   -----------   -----------    -----------    ------------       -------------
      Total current assets                 0       473,479       309,651        783,130       6,490,298          13,262,327
                                         ----   -----------   -----------    -----------    ------------       -------------

          Total Assets                    $0    $1,300,214    $4,565,277     $5,865,492     $12,453,443        $115,598,351
                                         ====   ===========   ===========    ===========    ============       =============


        LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity:
   Common stock                           $0            $0            $0             $0      $1,376,232          $1,376,232
   Additional paid-in capital              0             0             0              0       6,956,217           6,956,217
   Retained earnings                       0     1,221,997     4,463,211      5,685,208     (61,815,492)          9,246,141
   Current year earnings
                                         ----   -----------   -----------    -----------    ------------       -------------
      Total stockholders' equity           0     1,221,997     4,463,211      5,685,208     (53,483,042)         17,578,591

Long-term debt
   CoBank debt                             0             0             0              0      52,738,148          52,738,148
   Goat Lake Hydro, Inc. note payable      0             0             0              0               0          20,268,203
   AEA term debt
   Capital Leases
   Puget Sound Energy                      0             0             0              0       3,074,382           3,074,382
   Unsecured term debt - Tranche A         0             0             0              0      10,895,131          10,895,131
   Unsecured term debt - Tranche B
                                         ----   -----------   -----------    -----------    ------------       -------------
         Total long-term debt              0             0             0              0      66,707,661          86,975,864

   Other liabilities:
      Deferred income taxes                0        73,884             0         73,884      (4,383,032)          5,517,895
      Other deferred credits               0             0             0              0          69,507             933,929
                                         ----   -----------   -----------    -----------    ------------       -------------
         Total other liabilities           0        73,884             0         73,884      (4,313,525)          6,451,824

   Current liabilities:
      Accounts payable and accruals        0         4,333       102,065        106,399       1,453,612           2,118,338
      Deferred income taxes
      Current portion of long-term debt    0             0             0              0       2,088,734           2,473,734
                                         ----   -----------   -----------    -----------    ------------       -------------
         Total  current liabilities        0         4,333       102,065        106,399       3,542,347           4,592,072
                                         ----   -----------   -----------    -----------    ------------       -------------
             Total Liabilities and
             Stockholders' Equity         $0    $1,300,214    $4,565,277     $5,865,491     $12,453,441        $115,598,351
                                         ====   ===========   ===========    ===========    ============       =============

Alaska Power & Telephone Co.
Consolidated IS
For the Twelve Months Ending December 31, 2004
Page 1 of 3
                                                                                        Power
                                         APC            BBL             GLH             Total
REVENUE
Gross Revenue                        $14,340,681        $24,000             $0        14,364,681

Less:  Cost of Goods Sold              5,394,349     (1,511,019)    (1,536,436)        2,346,894
                                     ------------    -----------    ------------      -----------
     Net Revenue                       8,946,332      1,535,019      1,536,436        12,017,786

OPERATING EXPENSE

Labor                                  1,872,549         69,444        109,247         2,051,240
Fringe                                   929,716         35,852         56,413         1,021,981
Corporate Allocations                    437,539         20,569         30,278           488,386
Direct Costs                             696,887         27,085         60,175           784,146
Operating Taxes                           56,423          1,100         14,431            71,954
Pole Rental/(Income)                    (151,026)             0              0          (151,026)
Property Insurance                       167,039         31,548        112,224           310,811
Property Lease                            79,633        181,815          9,900           271,348
Regulatory Commission Exp                 53,736              0          8,388            62,124
Uncollectable Accounts                    29,028              0              0            29,028
Vehicle Expense                           86,161          3,947         10,155           100,263
Less:  Capitalized G&A                  (694,781)          (533)       (26,614)         (721,927)
                                     ------------    -----------    ------------      -----------
    Total Operating Expense            3,562,905        370,827        384,598         4,318,329

Depreciation Expense                   1,974,682        266,420        372,931         2,614,033
Rate Stabilization                             0              0       (513,155)         (513,155)
                                     ------------    -----------    ------------      -----------
        Operating Income               3,408,746        897,772      1,292,062         5,598,579


Gain / (Loss) on Investment                    0              0              0                 0
Gain on Extinguishment of Debt                 0              0              0                 0
Miscellaneous                                  0              0              0                 0
Reorganizational Expense                       0              0              0                 0
                                     ------------    -----------    ------------      -----------
     Net Other Income (Expense)                0              0              0                 0
                                     ------------    -----------    ------------      -----------

     Net Income before Int and Tax     3,408,746        897,772      1,292,062         5,398,559

Interest Income                                0              0        210,781           210,781
Interest Expense                               0              0     (1,281,054)       (1,281,054)
                                     ------------    -----------    ------------      -----------
     Net Interest Inc / (Expense)              0              0     (1,070,273)       (1,070,273)
                                     ------------    -----------    ------------      -----------

     Net Income before Tax             3,408,746        897,772        221,789         4,528,306

     Provision for Income Tax          1,349,863        355,518         87,828         1,793,209
                                     ------------    -----------    ------------      -----------
        Net Income / (Loss)            2,058,883        542,254        133,961         2,735,097
                                     ============    ===========    ============      ===========

Alaska Power & Telephone Co.
Consolidated IS
For the Twelve Months Ending December 31, 2004
Page 2 of 3
                                                                                           Telecom
                                          ATC             BTT              NCT              Total
REVENUE
Gross Revenue                         $15,222,231        $362,222        $298,860         15,883,313

Less:  Cost of Goods Sold                       0               0               0                  0
                                      ------------       ---------       ---------        ----------
     Net Revenue                       15,222,231         362,222         298,860         15,883,313

OPERATING EXPENSE

Labor                                   2,889,469          72,390          63,115          3,024,975
Fringe                                  1,494,581          37,721          32,784          1,565,086
Corporate Allocations                     483,724          34,275          30,121            548,121
Direct Costs                            3,812,390          78,512          22,959          3,913,861
Operating Taxes                            72,963           1,238           1,062             75,263
Pole Rental/(Income)                      146,511               0          11,028            157,539
Property Insurance                        178,895           4,284           3,048            186,227
Property Lease                            144,239             836           1,200            146,275
Regulatory Commission Exp                       0               0               0                  0
Uncollectable Accounts                          0               0               0                  0
Vehicle Expense                            68,548           1,581             937             71,066
Less:  Capitalized G&A                          0               0               0                  0
                                      ------------       ---------       ---------        ----------
    Total Operating Expense             9,291,320         230,837         166,255          9,688,412

Depreciation Expense                    2,857,608          57,978          28,379          2,943,965
Rate Stabilization                              0               0               0                  0
                                      ------------       ---------       ---------        ----------
        Operating Income                3,073,303          73,407         104,226          3,250,936


Gain / (Loss) on Investment                     0               0               0                  0
Gain on Extinguishment of Debt                  0               0               0                  0
Miscellaneous                                   0               0               0                  0
Reorganizational Expense                        0               0               0                  0
                                      ------------       ---------       ---------        ----------
     Net Other Income (Expense)                 0               0               0                  0
                                      ------------       ---------       ---------        ----------

     Net Income before Int and Tax      3,073,303          73,407         104,226          3,250,936

Interest Income                                 0               0               0                  0
Interest Expense                                0               0               0                  0
                                      ------------       ---------       ---------        ----------
     Net Interest Inc / (Expense)               0               0               0                  0
                                      ------------       ---------       ---------        ----------

     Net Income before Tax              3,073,303          73,407         104,226          3,250,936

     Provision for Income Tax           1,217,028          29,069          43,272          1,289,369
                                      ------------       ---------       ---------        ----------
        Net Income / (Loss)             1,856,275          44,338          60,954          1,961,567
                                      ============       =========       =========        ==========

Alaska Power & Telephone Co.
Consolidated IS
For the Twelve Months Ending December 31, 2004
Page 3 of 3
                                                                             NonReg                            Cons
                                        ALD          ATW          HWI         Total             APT            Total
REVENUE
Gross Revenue                         $511,421    $1,108,390    $491,011     2,110,822         $2,651      32,361,467

Less:  Cost of Goods Sold              497,495       272,023      67,711       837,229              0       3,184,124
                                      ---------   -----------   ---------    ----------    -----------     -----------
     Net Revenue                        13,926       836,367     423,300     1,273,593          2,651      29,177,343

OPERATING EXPENSE

Labor                                   18,571       216,827     330,965       566,363              1       5,642,579
Fringe                                  17,355       114,663     140,660       272,678              0       2,859,746
Corporate Allocations                   16,915        58,790      11,962        87,667              0       1,124,173
Direct Costs                             2,677       232,048     214,868       449,594       (124,755)      5,022,846
Operating Taxes                              0             0           0             0              0         147,217
Pole Rental/(Income)                         0             0           0             0              0           6,513
Property Insurance                       1,344         9,120           0        10,464              0         507,502
Property Lease                               0        42,660           0        42,660              0         460,283
Regulatory Commission Exp                    0             0           0             0              0          62,124
Uncollectable Accounts                       0        (6,660)          0        (6,660)             0          22,368
Vehicle Expense                              0             0           0             0              0         171,329
Less:  Capitalized G&A                       0             0           0             0              0        (721,927)
                                      ---------   -----------   ---------    ----------    -----------     -----------
    Total Operating Expense             56,862       667,448     698,456     1,422,766       (124,755)     15,304,753

Depreciation Expense                         0       176,231      28,160       204,391        321,002       6,083,390
Rate Stabilization                           0             0           0             0              0        (513,154)
                                      ---------   -----------   ---------    ----------    -----------     -----------
        Operating Income               (42,936)       (7,313)   (303,315)     (353,564)      (193.597)      8,302,354


Gain / (Loss) on Investment                  0             0      93,195        93,195        290,676         383,871
Gain on Extinguishment of Debt               0             0           0             0        318,068         318,068
Miscellaneous                                0             0         124           124         43,933          44,057
Reorganizational Expense                     0             0           0             0       (227,078)       (227,078)
                                      ---------   -----------   ---------    ----------    -----------     -----------
     Net Other Income (Expense)              0             0      93,319        93,319        425,599         518,918
                                      ---------   -----------   ---------    ----------    -----------     -----------

     Net Income before Int and Tax     (42,936)       (7,313)   (209,996)     (260,245)       232,002       8,821,272

Interest Income                              0             0       1,227         1,227         77,000         289,008
Interest Expense                             0             0           0             0     (3,855,410)     (5,136,468)
                                      ---------   -----------   ---------    ----------    -----------     -----------
     Net Interest Inc / (Expense)            0             0       1,227         1,227     (3,978,430)     (4,847,460)
                                      ---------   -----------   ---------    ----------    -----------     -----------

     Net Income before Tax             (42,936)       (7,313)   (208,770)     (259,019)    (3,746,428)      3,973,812

     Provision for Income Tax          (17,003)       (2,896)          0       (19,899)    (1,489,050)      1,573,629
                                      ---------   -----------   ---------    ----------    -----------     -----------
        Net Income / (Loss)            (25,933)       (4,417)   (208,770)     (239,120)    (2,257,378)      2,400,183
                                      =========   ===========   =========    ==========    ===========     ===========

EXHIBIT C

1. Name of claimant is Alaska Power & Telephone Company (AP&T). AP&T operates as a regulated public utility providing electric and/or telephone service. AP&T is fully regulated by the Regulatory Commission of Alaska (RCA). AP&T is a Holding Company with the following subsidiaries:

Electric Operations Alaska Power Company - Serving the following communities in
     Alaska: Skagway, Haines, Tok, Dot Lake, Chistochina, Mentasta Lake, Tetlin, Tanacross, Healy Lake, Bettles/Evansville, Northway, Northway Village, Allakaket/Alatna, Eagle, Eagle Village, Craig, Hydaburg, Hollis, Coffman Cove, Naukati, Klawock, and Whale Pass. (Retail and wholesale electric generation and distribution).

BBL Hydro, Inc. -  Prince of Wales Island (wholesale hydroelectric generation).

Goat Lake Hydro, Inc. -  Skagway (wholesale hydroelectric generation).

Telecommunication Operations Alaska Telephone Company - Serving the following communities in Alaska: Skagway, Tok, Dot Lake, Dry Creek, Tetlin, Chisana, Healy Lake, Craig, Hydaburg, Hollis, Naukati, Whale Pass, Myers Chuck, Edna Bay, Thorne Bay, Metlakatla, Petersburg,Wrangell, Hyder, Haines, and Klukwan.

Bettles Telephone, Inc. - Serving; Allakaket, Bettles,and Jim River Camp.

North Country Telephone, Inc. - Serving; Eagle and Eagle Village.

AP&T Wireless  Inc. - Serving; Ketchikan, Juneau and the surrounding areas.

AP&T Long Distance Inc. - Serving; Alaska communities

2. All public utility operations of AP&T are conducted solely within Alaska. There is no natural gas activity. Diesel-powered generators and or hydroelectric generation systems generate the electric service in each location. There is no intertie to other electric systems or generation sources.

3.  (a)  Number of kWh sold (by individual subsidiary):
         Alaska Power Company     63,459,402  kWh retail
                                           0  kWh wholesale
    (b)  None sold or distributed out of the state of Alaska.
    (c)  None sold or distributed out of the state of Alaska.
    (d)  None sold or distributed out of the state of Alaska.

4. There are no holdings directly or indirectly in an EWG. The following subsidiary of AP&T holds an interest in a foreign hydroelectric generation company.

Other Nonregulated Operations

HydroWest International ("HWI"), located in Cayman Islands, is a holding company for offshore operations, providing engineering and consulting services, primarily related to small hydroelectric power projects.

    (a) HWI, Ltd is a wholly-owned subsidiary of AP&T, equity was $4,463,211 at 12/31/2004.




ALASKA POWER & TELEPHONE COMPANY                   RUSSELL A. SMITH, VP/CFO
--------------------------------                --------------------------------
          (Name)                                             (Title)

P.O. BOX 3222, PORT TOWNSEND, WASHINGTON   98368